FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)
84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “ QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES STOCK REPURCHASE PLAN FOR A FURTHER AMOUNT OF UP TO US$ 20 MILLION ”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: December 23, 2003	By:	/s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla Title: Chief Executive Officer

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-2744

FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
STOCK REPURCHASE PLAN FOR A FURTHER AMOUNT OF UP TO US$ 20 MILLION

LUXEMBOURG – DECEMBER 23, 2003 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) announced today that, following the substantial completion of the market purchase program previously authorized by the Company, its Board of Directors has authorized the purchase of additional American Depositary Shares (“ADS”), each of which represent 2 Class B shares. Specifically, the board authorized the expenditure of up to an additional US$ 20 million to make market purchases of ADSs, as, when and if market conditions are appropriate.

Based on the market price of Quinsa’s ADSs on December 22, 2003, the new program authorized by the board would allow Quinsa to purchase up to approximately 1,217,000 ADSs (or 3.8% of Quinsa’s outstanding Class B shares (calculated net of treasury stock)). The actual number of ADSs purchased by Quinsa will depend on the prices at which the purchases are made. Quinsa’s capital stock (net of Treasury Stock) currently consists of 62,958,805 Class B Shares and 635,131,255 Class A Shares. Quinsa’s management stated that the additional repurchase program reflects the board’s belief that, at current prices, the shares continue to represent an attractive investment for the company and its shareholders.

Furthermore, the Company has continued to purchase its Class A shares from time to time through the Luxembourg Stock Exchange, pursuant to the authorization provided at the Annual General Shareholders’ Meeting held on June 27, 2003.

The Quinsa Class B Shares are listed on the Luxembourg Stock Exchange and on the New York Stock Exchange in the form of ADSs. The Quinsa Class A Shares are listed on the Luxembourg Stock Exchange.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company which controls 87.6 percent of Quilmes International (Bermuda) (“QIB”). The remaining 12.4 percent stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas — AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

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